UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ Tongzhuan Xi
Name:	Tongzhuan Xi
Title:	Chief Financial Officer

Date: February 17, 2026

Exhibit Index

Exhibit 99.1	—	Announcement with The Stock Exchange of Hong Kong Limited—Major Transactions and Discloseable Transactions in Relation to the Subscription of Wealth Management Products

Exhibit 99.2	—	Press Release—Lufax Announces Filing of Its Annual Report on Form 20-F

Exhibit 99.3	—	2024 Hong Kong Annual Report

Exhibit 99.4	—	2024 Environmental, Social and Governance Report

Exhibit 99.5	—	Announcement with The Stock Exchange of Hong Kong Limited—Annual Results Announcement for the Year Ended December 31, 2024

Exhibit 99.6	—	Announcement with The Stock Exchange of Hong Kong Limited—(1) Restatement of Previous Financial Information; (2) Historical Connected Transactions

Exhibit 99.7	—	Press Release—Lufax Announces Changes of Directors and Senior Management

Exhibit 99.8	—	Announcement with The Stock Exchange of Hong Kong Limited—Change of Directors and Senior Management